RMR ASIA PACIFIC REAL ESTATE FUND

AMENDMENT NO. 1 TO AMENDED AND RESTATED
AGREEMENT AND DECLARATION OF TRUST

AMENDMENT NO. 1, dated as of July 5, 2007 to the Amended and Restated Agreement and Declaration of Trust of the RMR
Real Estate Fund dated as of April 18, 2006.
Article X of the Trusts Amended and Restated Agreement and Declaration of Trust is amended to add the following
Section 5 in its entirety and current sections 5 through 10 of Article X are renumbered accordingly:

Section 5.
Indemnification of the Trust. Each shareholder will indemnify and hold harmless the Trust (and, if applicable, any Charitable Trustee) from and against all costs, expenses, penalties, fines and other amounts, including, without limitation, attorneys and other professional fees, whether third party or internal, arising from such shareholders breach of any provision of this Declaration or Bylaws, including, without limitation, Sections
2.1 through 2.6 of Article V, and shall pay such sums to the Trust upon demand, together with interest on such amounts, which interest will accrue at the lesser of 15% per annum compounded and the maximum amount permitted by law, from the date such costs or the like are incurred until the receipt of repayment by the Trust.

IN WITNESS WHEREOF, RMR Asia Pacific Real Estate Fund has caused this Amendment to be executed by its duly authorized officer as of the day and year first above written.

RMR ASIA PACIFIC REAL ESTATE FUND
By:/s/ Adam D. Portnoy
Adam D. Portnoy
President